UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

RADNET, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

750491102

(CUSIP Number)

Red Mountain Capital Partners LLC

Attn: Willem Mesdag

10100 Santa Monica Boulevard, Suite 925

Los Angeles, California 90067

Telephone (310) 432-0200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 16, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 750491102	SCHEDULE 13D/A	PAGE 2 OF 11 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Red Mountain Capital Partners LLC 73-1726370
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,645,518 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 2,645,518 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,645,518 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6% (See Item 5)
14.	TYPE OF REPORTING PERSON* OO – Limited Liability Company

* See Instructions

CUSIP No. 750491102	SCHEDULE 13D/A	PAGE 3 OF 11 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RMCP GP LLC 20-4442412
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,645,518 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 2,645,518 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,645,518 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6% (See Item 5)
14.	TYPE OF REPORTING PERSON* OO – Limited Liability Company

* See Instructions

CUSIP No. 750491102	SCHEDULE 13D/A	PAGE 4 OF 11 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Red Mountain Capital Management, Inc. 13-4057186
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,645,518 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 2,645,518 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,645,518 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6% (See Item 5)
14.	TYPE OF REPORTING PERSON* CO – Corporation

* See Instructions

CUSIP No. 750491102	SCHEDULE 13D/A	PAGE 5 OF 11 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Red Mountain Partners, L.P. 20-4117349
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,645,518 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 2,645,518 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,645,518 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6% (See Item 5)
14.	TYPE OF REPORTING PERSON* PN – Limited Partnership

* See Instructions

CUSIP No. 750491102	SCHEDULE 13D/A	PAGE 6 OF 11 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Willem Mesdag
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,645,518 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 2,645,518 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,645,518 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6% (See Item 5)
14.	TYPE OF REPORTING PERSON* IN – Individual

* See Instructions

CUSIP No. 750491102	SCHEDULE 13D/A	PAGE 7 OF 11 PAGES

This Amendment No. 4 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 22, 2011, as amended by Amendment No. 1 thereto, filed with the SEC on September 1, 2011, and Amendment No. 2 thereto, filed with the SEC on September 19, 2011, and Amendment No. 3 thereto, filed with the SEC on April 15, 2013, by (i) Red Mountain Capital Partners LLC, a Delaware limited liability company (“RMCP LLC”), (ii) Red Mountain Capital Partners II, L.P., a Delaware limited partnership (“RMCP II”), (iii) RMCP GP LLC, a Delaware limited liability company (“RMCP GP”), (iv) Red Mountain Capital Management, Inc., a Delaware corporation (“RMCM”), (v) Red Mountain Partners, L.P., a Delaware limited partnership (“RMP”), and (vi) Willem Mesdag, a natural person and citizen of the United States of America, with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of RadNet, Inc., a Delaware corporation (“RadNet”). RMCP LLC, RMP, RMCP GP, RMCM and Mr. Mesdag are sometimes collectively referred to herein as the “Reporting Persons.” The filing of any amendment to this Schedule 13D (including the filing of this Amendment No. 4) shall not be construed to be an admission by the Reporting Persons that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a) and 5(b) of this Schedule 13D are hereby amended and restated as follows:

(a)-(b)	RMP beneficially owns, in the aggregate, 2,645,518 shares of Common Stock, which represent approximately 6.6% of the outstanding Common Stock.(1) RMP has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of all such 2,645,518 shares of Common Stock.

Because each of RMCP GP, RMCP LLC, RMCM and Mr. Mesdag may be deemed to control RMP, each of RMCP GP, RMCP LLC, RMCM and Mr. Mesdag may be deemed to beneficially own, and to have the power to vote or direct the vote, or dispose or direct the disposition of, all of the Common Stock beneficially owned by RMP.

Other than shares of Common Stock beneficially owned by RMP, none of the Reporting Persons or Mr. Teets may be deemed to beneficially own any shares of Common Stock.

Each of RMCP LLC, RMP and RMCP GP affirms membership in a group with each other but disclaims membership in a group with RMCM or Mr. Mesdag. Each of RMCM and Mr. Mesdag disclaims membership in a group with any person.

The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is the beneficial owner of any of the shares of Common Stock that such Reporting Person may be deemed to beneficially own. Without limiting the foregoing sentence, each of RMCM and Mr. Mesdag disclaims beneficial ownership of all shares of Common Stock reported in this Schedule 13D. In addition, the filing of this Schedule 13D shall not be construed as an admission that any partner, member, director, officer or affiliate of any Reporting Person is the beneficial owner of any of the shares of Common Stock that such partner, member, director, officer or affiliate may be deemed to beneficially own. Without limiting the foregoing sentence, Mr. Teets disclaims beneficial ownership of all shares of Common Stock reported in this Schedule 13D.

Item 5(c) of this Schedule 13D is hereby amended to include the following information:

(1)

All calculations of percentage ownership in this Schedule 13D are based on approximately 40,089,196 shares of Common Stock outstanding as of April 16, 2013, as reported in the Schedule 14A, which was filed with the Securities and Exchange Commission on April 22, 2013.

CUSIP No. 750491102	SCHEDULE 13D/A	PAGE 8 OF 11 PAGES

(c)	On April 15, 2013, RMP sold 91,800 shares of Common Stock on the open market at a price of $2.75 per share.

On April 16, 2013, RMP sold 212,100 shares of Common Stock on the open market at a price of $2.80 per share.

On April 17, 2013, RMP sold 6,600 shares of Common Stock on the open market at a price of $2.73 per share.

On April 18, 2013, RMP sold 7,100 shares of Common Stock on the open market at a price of $2.75 per share.

On April 19, 2013, RMP sold 2,700 shares of Common Stock on the open market at a price of $2.72 per share.

On April 22, 2013, RMP sold 7,500 shares of Common Stock on the open market at a price of $2.68 per share.

On May 8, 2013, RMP sold 88,965 shares of Common Stock on the open market at a price of $2.66 per share.

On May 9, 2013, RMP sold 11,800 shares of Common Stock on the open market at a price of $2.63 per share.

On May 10, 2013, RMP sold 262,100 shares of Common Stock on the open market at a price of $2.52 per share.

CUSIP No. 750491102	SCHEDULE 13D/A	PAGE 9 OF 11 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 10, 2013

RED MOUNTAIN CAPITAL PARTNERS LLC

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	Authorized Signatory

RED MOUNTAIN CAPITAL PARTNERS II, L.P.

By:	RMCP GP LLC, its general partner

/s/ Willem Mesdag
	By:	Willem Mesdag
	Title:	Authorized Signatory

RED MOUNTAIN PARTNERS, L.P.

By:	RMCP GP LLC, its general partner

/s/ Willem Mesdag
	By:	Willem Mesdag
	Title:	Authorized Signatory

RMCP GP LLC

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	Authorized Signatory

RED MOUNTAIN CAPITAL MANAGEMENT, INC.

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	President

CUSIP No. 750491102	SCHEDULE 13D/A	PAGE 10 OF 11 PAGES

WILLEM MESDAG

/s/ Willem Mesdag

CUSIP No. 750491102	SCHEDULE 13D/A	PAGE 11 OF 11 PAGES

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1	Joint Filing Agreement, dated February 22, 2011, by and among certain of the Reporting Persons (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons with the SEC on February 22, 2011).

2	Standstill Agreement, dated as of August 30, 2011, by and between RadNet and RMCP LLC (incorporated by reference to Exhibit 2 to Amendment No. 1 to this Schedule 13D, filed by the Reporting Persons with the SEC on September 1, 2011).

3	Joint Filing Agreement dated as of April 15, 2013, by and among the Reporting Persons (incorporated by reference to Exhibit 3 to Amendment No. 3 to this Schedule 13D, filed by the Reporting Persons with the SEC on April 15, 2013).